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                                                Filed pursuant to Rule 424(B)(3)
                                                       Registration No. 333-7593

                    Merrill Lynch Investment Partners Inc.

                            [PICTURE APPEARS HERE]

                                ML Principal
                                Protection L.P.

                       Monthly Statement September 1997
                       --------------------------------

                            [LOGO OF MERRILL LYNCH]

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                         ML Principal Protection L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during September. Please see the accompanying summary financial information for the NAV of your series of Units.

Profitable trading in interest rate and stock index markets offset losses in metals, currency, agriculture and energy markets, resulting in a slight gain for the Fund in September.

In September, after reacting in a volatile fashion to a sharp sell-off in August of U.S. bonds, non-U.S. bonds trended upward. In the United Kingdom, the gilt market rallied throughout the month, as several economic data releases were interpreted as exhibiting weaker-than-anticipated inflationary pressures. Japanese 10-year bonds also moved higher in September, as the continuation of the government's reflation policy ignited an escalation in bond prices, as well as in the U.S. dollar's value versus the Japanese yen. Bond yields rallied in Australia, in response to falling U.S. yields, weaker growth prospects in Australia and rising expectations of another reduction in the official cash rate. Trading in long gilt, as well as Japanese and Australian 10-year bonds, resulted in profits for the Fund.

Currency trading recorded losses overall for the month, despite gains in non-G7 and cross-rate positions. Unlike bond prices, global currencies did not exhibit clear price trends in September, as witnessed in European markets. On September 15, the U.S. dollar fell against the Deutsche mark after the president of the Bundesbank hinted that it might soon raise interest rates, but the next day price movement reversed as the Bundesbank left rates unchanged. Later in the month another suggestion of a German interest rate increase bolstered the Deutsche mark once again. Price movements of the Swiss franc were similar to those of the Deutsche mark. On September 26, the British pound experienced a sharp sell-off, on a report that the British government was considering joining the European single-currency union somewhat sooner than expected.

Precious metals prices also were volatile in September. Gold prices began the month by falling in response to reports that the Russian Finance Minister sold a sizable amount of gold to pay off state debts to mining companies. Silver experienced little price movement throughout the month before soaring to a six-month high on September 29, as strong demand drained

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stockpiles. In base metals, aluminum prices moved with little direction before gaining somewhat by month-end. Positions in gold, silver and aluminum resulted in losses for the Fund.

As of October 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                                                 % Allocation
----------------                                                 ------------
Chesapeake Capital Corporation                                       10.85
John W. Henry & Company, Inc.                                         9.59
AIS Futures Management LLC                                            5.44
ARA Portfolio Management Company, L.L.C.                              5.44
Graham Capital Management, L.P.                                       5.44*
Trendstat Capital Management, Inc.                                    5.44
Millburn Ridgefield Corporation                                       4.60
Quantitative Financial Strategies, Inc.                               3.52
Hill Financial Group, Ltd.                                            3.20
Range Wise, Inc.                                                      3.20
Allied Irish Capital Management Ltd.                                  2.75
Fundamental Futures, Inc.                                             1.60
Telesis Management, Inc.                                              1.60
Northfield Trading L.P.                                               1.28
Cash                                                                 36.05**
                                                                   ---------
                                                                    100.00

*Graham Capital Management, L.P. is currently managing the Fund's assets allocated to it as if Graham were managing 50% more equity than the capital allocation indicated above.

**Reflects blended allocations of the different series.

                               1997 Year-to-Date
                         Gross Total Trading Results*
                             Through September 30

Agriculture                                  $   571,345
Currencies                                     1,616,740
Energy                                        (1,362,836)
Financial Instruments                          1,395,869
Metals                                           110,367
Stock Indices                                    990,144
                                             -----------
Total                                        $ 3,321,629

*Before deduction of any fees and charges

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Despite volatility experienced in several markets, the Fund's advisors were able to control losses and take advantage of strong profits in interest rate trading which resulted in an overall profit in September.



                                       Sincerely,
                                       John R. Frawley, Jr.
                                       President and Chief Executive Officer
                                       Merrill Lynch Investment Partners Inc.
                                       (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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                         ML Principal Protection L.P.
                              September 30, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (841,095.28 Units) at August 31, 1997             $ 88,850,912
Net Income/(Loss) for September 1997                                   763,364
Redemptions of 11,262.78 Units                                      (1,235,629)
                                                                  ------------
Net Asset Value (829,832.50 Units) at September 30, 1997          $ 88,378,647
Net Asset Value at September 30, 1997                             ============
     Series A Units                                               $     114.53*
                                                                  ============
     Series B Units                                               $     111.44*
                                                                  ============
     Series C Units                                               $     105.58*
                                                                  ============
     Series D Units                                               $     107.32*
                                                                  ============
     Series E Units                                               $     112.29*
                                                                  ============
     Series F Units                                               $     106.44*
                                                                  ============
     Series G Units                                               $     103.99*
                                                                  ============
     Series H Units                                               $     104.08*
                                                                  ============
     Series K Units                                               $     101.85*
                                                                  ============
     Series L Units                                               $      99.23
                                                                  ============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.


                         Statement of Income/(Loss)

                                                                    September
                                                                    ---------
Revenues:
  Realized Profit/(Loss)                                          $    580,374
  Change in Unrealized Profit/(Loss)                                   255,896
                                                                  ------------
Total Trading Results                                                  836,270
  Interest Income                                                      426,972
                                                                  ------------
Total Revenues                                                       1,263,242

Expenses:
  Brokerage Commissions                                                426,186
  Administrative Fees                                                   12,177
  Allocation of New Profit Share                                        47,091
  Organizational Expenses                                                6,642
                                                                  ------------
Total Expenses                                                         492,096
                                                                  ------------
Net Income/(Loss) Before Minority Interest                             771,146
                                                                  ------------
  Minority Interest                                                     (7,782)
                                                                  ------------
Net Income/(Loss)                                                 $    763,364
                                                                  ============

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                     /s/ Michael A. Karmelin
                                         Michael A. Karmelin
                                         Chief Financial Officer
                                         Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0095